

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 2, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011

**Re: Motif Bio plc
Amendment No. 3 to Registration Statement on Form F-1
Filed August 2, 2016
File No. 333-212491**

Dear Mr. Lumsden:

We have reviewed the above-referenced filing, and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please tell us why the opinion covers the issuance of up to 100 million ordinary shares.

2. Please remove the statement in Section 2.8 that by relying on your opinion a person irrevocably agrees and accepts that the courts of England have exclusive jurisdiction to hear and determine any dispute or claim. Please also remove the statement in the last paragraph that counsel's liability is limited to the company and it does not accept liability to any other person. It is not appropriate to place limitations on a purchaser's ability to rely on the opinion.

3. Please have counsel remove the assumptions in Sections 3.1.7, 3.1.9, 3.1.11 and 3.1.12 of the legality opinion. It is not appropriate for counsel to include in its opinion assumptions that are overly broad, assume away the relevant issue, or assume the material facts underlying the opinion. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (October 2011).

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Aron Izower
        Reed Smith LLP